Exhibit 99.3.1

PRO FORMA VALUATION UPDATE REPORT

INVESTORS BANCORP, INC.

Short Hills, New Jersey

PROPOSED HOLDING COMPANY FOR:

INVESTORS BANK

Short Hills, New Jersey

Dated As Of:

January 31, 2014

Prepared By:

RP® Financial, LC.

1100 North Glebe Road

Suite 600

Arlington, Virginia 22201

January 31, 2014

Boards of Directors

Investors Bancorp, MHC

Investors Bancorp, Inc.

Investors Bank

101 JFK Parkway

Short Hills, New Jersey 07078

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and accepted by the Federal Reserve Board (“FRB”), the Federal Deposit Insurance Corporation (“FDIC”), the New Jersey Department of Banking and Insurance (the “Department”) and the Office of the Comptroller Currency (“OCC”), and applicable interpretations thereof. Our original appraisal report, dated November 29, 2013 (the “Original Appraisal”), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On December 17, 2013, the respective Boards of Directors of Investors Bancorp, MHC (the “MHC”) and Investors Bancorp, Inc. (“ISBC”), a Delaware corporation, adopted the plan of conversion and reorganization (the “Plan of Conversion”), whereby the MHC will convert to stock form. As a result of the conversion, ISBC, which currently owns all of the issued and outstanding common stock of Investors Bank, will be merged into a new Delaware corporation with the name of Investors Bancorp, Inc. (“Investors Bancorp” or the “Company”). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Investors Bancorp or the Company. As of December 31, 2013, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 61.35% of the common stock (the “MHC Shares”) of Investors Bancorp. The remaining 38.65% of Investors Bancorp’s common stock was owned by public shareholders.

It is our understanding that Investors Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including Investors Bank’s employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Depositors, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Boards of Directors

January 31, 2014

subscriptions received in the subscription offering, the shares may be offered for sale in a firm commitment underwritten offering. Upon completing the mutual-to-stock conversion and stock offering (the “second-step conversion”), the Company will be 100% owned by public shareholders, the publicly-held shares of ISBC will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

In connection with the second-step conversion, the Company will contribute $10 million of Investors Bancorp common stock and $10 million of cash to the Investors Charitable Foundation (the “Foundation”).

On April 5, 2013, the Company announced the acquisition of Gateway Community Financial Corporation (“Gateway Community”), the federally-chartered holding company for GCF Bank. On January 10, 2014, the acquisition of Gateway Community was completed. Pursuant to the terms of the Gateway Community merger agreement, Gateway Community Financial, MHC (“Gateway Community MHC”) has merged into the MHC, with the MHC as the surviving entity, which was followed by the merger of Gateway Community into Investors Bancorp, with Investors Bancorp surviving, and the merger of GCF Bank into Investors Bank, with Investors Bank surviving. As Gateway Community has no public shareholders, no merger consideration was paid to third parties. Investors Bancorp issued 762,776 shares of its common stock to the MHC as consideration for the transaction, which was based on the $19.0 million pro forma market valuation of Gateway Community as determined by an independent appraisal, divided by the average of the closing sales price of a share of Investors Bancorp common stock, as reported on the Nasdaq Stock Market, for the twenty consecutive days ending on the second day preceding the closing of the mergers.

Accordingly, after taking into the pro forma impact of the Investor Bancorp shares issued for the acquisition of Gateway Community, the MHC’s ownership interest increased from 61.35% to 61.56% and the public shareholders’ ownership interest decreased from 38.65% to 38.44%.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Investors Bancorp’s financial condition, including financial data through December 31, 2013; (2) an updated comparison of Investors Bancorp’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which Investors Bancorp’s common stock, immediately upon completion of the second-step offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP

Boards of Directors

January 31, 2014

Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1.	Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended September 30, 2013 and updated financial information through December 31, 2013. Financial data shown in Table 1 is based on Investors Bancorp’s reported financial results and, therefore, does not include the pro forma merger adjustments for Roma Financial and Gateway Community for the September 30, 2013 financial data and the pro forma merger adjustments for Gateway Community for the December 31, 2013 financial data. Investors Bancorp’s assets increased by $1.8 billion or 13.2% from September 30, 2013 to December 31, 2013, which was largely related to completing the acquisition of Roma Financial Corporation (“Roma Financial”) on December 6, 2013. An increase in loans receivable accounted for most of the Company’s asset growth and, to a lesser extent, cash and investments increased as well. Overall, cash and investments (inclusive of FHLB stock) increased from $1.849 billion or 13.4% of assets at September 30, 2013 to $2.046 billion or 13.1% of assets at December 31, 2013. Loans receivable increased from $11.374 billion or 82.4% of assets at September 30, 2013 to $12.883 billion or 82.5% of assets at December 31, 2013, while the balances for bank-owned life insurance (“BOLI”) and loans held for sale were respectively slightly higher and lower during the quarter ended December 31, 2013. Pursuant to the purchase accounting impact of the Roma Financial acquisition, intangibles increased from $85.8 million or 0.6% of assets at September 30, 2013 to $94.4 million or 0.6% of assets at December 31, 2013.

Updated credit quality measures showed a slight increase in non-performing assets, although the ratio of non-performing assets as a percent of assets declined. Investors Bancorp’s non-performing assets increased from $139.2 million or 1.01% of assets at September 30, 2013 to $148.5 million or 0.95% of assets at December 31, 2013. The increase in the balance of non-performing assets was due to increases in accruing troubles debt restructured loans and other real estate owned (“OREO”), which was partially offset by a decrease in non-accruing loans. As of December 31, 2013, non-performing assets consisted of $100.4 million of non-accruing loans, $39.6 million of accruing troubled debt restructured loans and $8.5 million of OREO.

The Company’s interest-bearing funding composition showed an increase in deposits, which was mostly related to the Roma Financial acquisition, and a slight decrease in borrowings. Deposits increased from $8.642 billion or 62.6% of assets at September 30, 2013 to $10.719 billion or 68.6% of assets at December 31, 2013. Borrowings decreased from 3.796 billion or 27.5% of assets at September 30, 2013 to $3.367 billion or 21.6% of assets at December 31, 2013. Investors Bancorp’s equity increased from $1.127 billion or 8.2% of assets at September 30, 2013 to $1.334 billion or 8.5% of assets at December 31, 2013 and tangible equity increased from $1.041 billion or 7.5% of assets at September 30, 2013 to $1.240 billion or 7.9% of assets at December 31, 2013. Capital growth during the fourth quarter was attributable to the acquisition of Roma Financial and, to a lesser extent, retention of earnings, which was partially offset by a slight increase in the accumulated other comprehensive loss.

Boards of Directors

January 31, 2014

Table 1

Investors Bancorp, Inc.

Recent Financial Data

	At Sept. 30, 2013		At Dec. 31, 2013
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$13,807,387	100.00%	$15,623,070	100.00%
Cash, cash equivalents	168,329	1.22	250,689	1.60
Investment securities	1,487,454	10.77	1,616,851	10.35
Loans held for sale	9,130	0.07	8,273	0.05
Loans receivable, net	11,374,012	82.38	12,882,544	82.46
Bank-owned life insurance	116,122	0.84	152,788	0.98
FHLB stock	192,883	1.40	178,126	1.14
Intangible assets	85,761	0.62	94,427	0.60
Deposits	8,642,335	62.59	10,718,811	68.61
Borrowings	3,796,112	27.49	3,367,274	21.55
Total equity	1,126,648	8.16	1,334,327	8.54
Tangible equity	1,040,887	7.54	1,239,900	7.94

	12 Months Ended		12 Months Ended
	Sept. 30, 2013		Dec. 31, 2013
	Amount	Avg. Assets	Amount	Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest income	$529,185	4.12%	$545,068	4.04%
Interest expense	(110,494)	(0.86)	(109,642)	(0.81)

Net interest income	418,691	3.26	435,426	3.23
Provisions for loan losses	(58,250)	(0.45)	(50,500)	(0.37)

Net interest income after prov.	360,441	2.81	384,926	2.86

Non-interest operating income	25,972	0.20	26,577	0.20
Gain on securities transactions, net	694	0.01	772	0.00
Net impairment losses on investments	—	0.00	(977)	(0.01)
Gain on loan transactions, net	12,294	0.10	8,748	0.06
Gain on sales of OREO, net	630	0.00	1,451	0.01
Non-interest operating expense	(233,311)	(1.82)	(245,711)	(1.82)

Income before income tax expense	166,720	1.30	175,786	1.30
Income taxes	(60,825)	(0.48)	(63,755)	(0.47)

Net income	$105,895	0.82%	$112,031	0.83%

Sources:	Investors Bancorp’s prospectus, audited and unaudited financial statements, and RP Financial calculations.

Boards of Directors

January 31, 2014

Investors Bancorp’s operating results for the twelve months ended September 30, 2013 and December 31, 2013 are also set forth in Table 1. The Company’s reported earnings increased from $105.9 million or 0.82% of average assets for the twelve months ended September 30, 2013 to $112.0 million or 0.83% of average assets for the twelve months ended December 31, 2013. The increase in net income was mostly due to an increase in net interest income and a decrease in provisions for loan losses, which were partially offset by a decrease in loan sale gains and higher operating expenses.

Investors Bancorp’s net interest income increased from $418.7 million or 3.26% of average assets for the twelve months ended September 30, 2013 to $435.4 million or 3.23% of average assets for the twelve months ended December 31, 2013. The decrease in the net interest income ratio was due to a more significant decrease in the interest income ratio compared to the interest expense ratio, which was consistent with trends in the Company’s interest rate spread. Investors Bancorp’s interest rate spread decreased from 3.36% during fourth quarter of 2012 to 3.29% during the fourth quarter of 2013, as the result of a 29 basis point decline in the average yield earning versus a 22 basis point decline in the average rate paid on interest-bearing liabilities.

Operating expenses were higher during most recent twelve month period, but remained stable as a percent of average assets equaling 1.82% of average for both twelve month periods shown in Table 1. The increase in operating expenses was primarily attributable to increases in compensation and fringe benefits primarily as the result of staff additions. Overall, Investors Bancorp’s updated ratios for net interest income and operating expenses provided for a nominally lower expense coverage ratio (net interest income divided by operating expenses). Investors Bancorp’s expense coverage ratio decreased from 1.79x for the twelve months ended September 30, 2013 to 1.77x for the twelve months ended December 31, 2013.

Non-interest operating income increased slightly during the most recent twelve month period, equaling 0.20% of average assets during both twelve month periods shown in Table.1. Overall, when factoring non-interest operating income into core earnings, the Company’s updated efficiency ratio of 52.48% (operating expenses, net of amortization of intangibles, as a percent of net interest income and non-interest operating income) approximated the 52.02% efficiency ratio recorded for the twelve months ended September 30, 2013. Amortization of intangibles equaled 0.02% of average assets for both twelve month periods covered in Table 1.

The Company’s updated earnings showed a decrease in non-operating income, due to a decline in gains on loan transactions and a net impairment loss that was recorded in the fourth quarter of 2013, which were partially offset by slightly higher gains on securities transactions and sales of OREO. Overall, non-operating income decreased from 0.11% of average assets for the twelve months ended September 30, 2013 to 0.06% of average assets for the twelve months ended December 31, 2013.

Lower loan loss provisions were established in the most recent twelve period, decreasing as percent of average assets from 0.45% for the twelve months ended September 30,

Boards of Directors

January 31, 2014

2013 to 0.37% for the twelve months ended December 31, 2013. Improving market conditions in the Company’s lending markets and a continuation of the downward trend in the non-accruing loan balance were among the factors that supported the lower amount of loan loss provisions established during the most recent twelve month period. As of December 31, 2013, the Company maintained an allowance for loan losses of $173.9 million equal to 124.23% of non-performing loans and 173.30% of non-accruing loans.

2.	Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Investors Bancorp, the Peer Group and all publicly-traded thrifts. The Company’s and the Peer Group’s ratios are based on financial results through December 31, 2013 and September 30, 2013, respectively.

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Company’s updated interest-earning asset composition reflected a lower concentration of cash and investments and a higher concentration of loans. Overall, the Company’s and the Peer Group’s updated interest-earning assets-to-assets ratios equaled 95.6% and 93.1%, respectively.

In contrast to the Original Appraisal, Investors Bancorp’s updated funding composition showed a slightly higher concentration of deposits than the Peer Group. Investors Bancorp’s funding composition continued to reflect a higher concentration of borrowings, but the difference between the level of the Company’s and the Peer Group’s borrowings narrowed. Updated interest-bearing liabilities-to-assets ratios equaled 90.2% and 86.5% for the Company and the Peer Group, respectively. Investors Bancorp’s updated tangible equity-to-assets ratio equaled 7.9%, which remained below the comparable Peer Group ratio of 9.4%. Overall, Investors Bancorp’s updated interest-earning assets-to-interest-bearing liabilities (“IEA/IBL”) ratio equaled 106.0%, which remained slightly below the comparable Peer Group ratio of 107.6%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to increase Investors Bancorp’s IEA/IBL ratio, as the level of interest-bearing liabilities funding assets will be lower due to the increase in capital realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Updated growth rates for Investors Bancorp and the Peer Group are based on annual growth rates for the twelve months ended December 31, 2013 and September 30, 2013, respectively. Investors Bancorp recorded a 22.8% increase in assets, which was mostly related to the acquisition of Roma Financial and remained well above the Peer Group’s asset growth rate of 3.2%. Loan growth of 24.7% was the primary source of the Company’s asset growth and was supplemented with a 9.3% increase in cash and investments. Comparatively, the Peer Group’s asset growth was also primarily sustained by a 5.8% increase in loans, which was in part funded a by a 4.2% decrease in cash and investments.

On the funding side of the balance sheet, the Company’s deposits and borrowings increased by 22.3% and 24.5%, respectively. Comparatively, asset growth for the Peer Group was funded by a 2.2% increase in borrowings and an 11.4% increase in borrowings. Updated tangible net worth growth rates showed an increase of 26.6% for the Company and a very nominal increase for the Peer Group. The Roma Financial acquisition was the primary source of the Company’s capital growth during the twelve month period. As noted in the Original Appraisal, the Company’s post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially continue to slow the Company’s capital growth rate in the longer term following the stock offering.

Boards of Directors

January 31, 2014

Table 2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of September 30, 2013

		Balance Sheet as a Percent of Assets
		Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Investors Bancorp, Inc.
December 31, 2013		1.6	11.5	1.0	82.5	68.6	21.6	0.0	8.5	0.6	7.9

All Public Companies
Averages		6.1	21.0	1.9	66.7	74.2	10.7	0.4	13.4	0.7	12.7
Medians		3.8	16.7	2.0	69.3	75.5	8.8	0.0	12.5	0.0	11.4

State of NJ
Averages		3.0	25.8	2.5	64.4	71.7	13.5	0.2	13.6	1.1	12.5
Medians		1.9	21.2	2.4	68.3	73.1	11.3	0.0	13.1	0.5	10.1

Comparable Recent Conversions(1)
WSBF	Waterstone Financial, Inc. of WI	3.3	14.5	2.4	74.2	54.7	30.0	0.0	12.8	0.0	12.8

Comparable Group
Averages		4.0	17.4	1.5	71.7	67.7	18.0	0.8	12.1	2.8	9.4
Medians		1.8	16.4	1.6	70.9	70.4	16.0	0.7	12.4	1.8	7.9

Comparable Group
AF	Astoria Financial Corp. of NY	0.9	15.5	2.7	77.4	62.8	25.6	0.0	9.1	1.2	7.9
BHLB	Berkshire Hills Bancorp of MA	1.4	14.5	1.8	73.7	71.2	13.6	1.6	12.4	5.0	7.4
CFFN	Capitol Federal Fin Inc. of KS	1.2	31.7	0.7	64.9	50.2	30.8	0.0	17.8	0.0	17.8
DCOM	Dime Community Bancshars of NY	1.6	2.7	1.4	90.9	65.0	19.2	1.8	10.5	1.4	9.1
NYCB	New York Community Bcrp of NY	2.7	16.7	1.9	70.2	55.3	31.0	0.8	12.4	5.4	7.1
NWBI	Northwest Bancshares Inc of PA	5.3	16.0	1.8	71.5	72.4	10.9	1.3	14.4	2.2	12.2
PBCT	Peoples United Financial of CT	1.9	13.9	1.1	73.2	70.4	13.0	0.5	14.7	6.8	7.9
PFS	Provident Fin. Serv. Inc of NJ	1.3	21.2	2.0	68.3	71.6	13.8	0.0	13.6	4.8	8.7
TRST	TrustCo Bank Corp NY of NY	12.5	22.7	0.0	62.5	87.3	4.2	0.0	7.9	0.0	7.9
WSFS	WSFS Financial Corp. of DE	11.3	18.9	1.4	64.0	70.3	18.2	1.5	8.4	0.9	7.5

		Balance Sheet Annual Growth Rates							Regulatory Capital
		Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. & Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Investors Bancorp, Inc.
December 31, 2013		22.80	9.34	24.73	22.27	24.45	25.08	26.57	8.20	8.20	11.39

All Public Companies
Averages		3.82	2.55	5.96	4.49	-2.14	0.68	0.34	12.84	12.71	20.94
Medians		1.54	-0.68	3.98	1.66	-2.39	-1.03	-0.92	12.48	12.44	19.59

State of NJ
Averages		4.47	-3.93	9.90	2.74	15.03	-1.54	-2.11	12.13	12.13	20.24
Medians		2.99	-8.54	5.66	1.66	-2.10	0.76	0.77	10.44	10.44	20.51

Comparable Recent Conversions(1)
WSBF	Waterstone Financial, Inc. of WI	-2.87	-2.62	-3.65	-9.46	2.30	19.09	19.09	12.17	12.17	18.87

Comparable Group
Averages		3.21	-4.20	5.77	2.23	11.42	0.41	0.04	10.49	10.68	18.82
Medians		2.41	-4.89	6.22	2.23	7.09	-0.04	0.31	9.36	9.36	15.00

Comparable Group
AF	Astoria Financial Corp. of NY	-5.96	1.70	-7.61	-4.54	-14.56	12.57	14.67	8.44	8.44	15.00
BHLB	Berkshire Hills Bancorp of MA	17.61	32.24	14.79	12.53	54.55	13.92	13.93	NA	NA	NA
CFFN	Capitol Federal Fin Inc. of KS	-2.05	-15.10	6.26	1.34	-2.13	-9.65	-9.65	14.82	14.82	35.86
DCOM	Dime Community Bancshars of NY	1.54	-61.03	10.37	7.85	-15.10	9.08	10.61	9.51	9.51	NA
NYCB	New York Community Bcrp of NY	3.79	8.95	2.88	3.21	7.09	0.97	2.27	NA	NA	13.80
NWBI	Northwest Bancshares Inc of PA	-1.73	-7.01	-0.04	-1.71	1.00	-3.07	-3.98	NA	13.82	22.30
PBCT	Peoples United Financial of CT	10.27	18.18	10.30	3.87	NM	-9.20	-15.05	9.20	9.20	12.60
PFS	Provident Fin. Serv. Inc of NJ	1.05	-10.10	5.65	-2.20	21.81	0.82	1.52	NA	NA	14.27
TRST	TrustCo Bank Corp NY of NY	3.27	-5.73	8.94	3.12	14.51	-0.90	-0.90	NA	8.26	17.89
WSFS	WSFS Financial Corp. of DE	4.26	-4.05	6.18	-1.22	35.64	-10.49	-12.97	NA	NA	NA

(1)	Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source:	SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

Boards of Directors

January 31, 2014

Table 3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended September 30, 2013

			Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
		Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($)	(%)
Investors Bancorp, Inc.
December 31, 2013		0.83	4.04	0.81	3.23	0.37	2.86	0.00	0.00	0.20	0.20	1.80	0.02	0.06	0.00	4.22	0.98	3.24	10,138	36.27

All Public Companies
Averages		0.52	3.73	0.73	3.00	0.20	2.80	0.06	-0.06	0.70	0.70	3.06	0.01	0.40	0.00	3.98	0.86	3.12	5,622	30.65
Medians		0.60	3.67	0.69	3.03	0.13	2.87	0.00	-0.02	0.56	0.58	2.89	0.00	0.12	0.00	3.97	0.82	3.16	4,815	33.33

State of NJ
Averages		0.55	3.57	0.74	2.83	0.29	2.54	0.01	-0.06	0.49	0.44	2.16	0.01	0.06	0.00	3.83	0.88	2.96	8,346	31.72
Medians		0.56	3.46	0.69	2.84	0.15	2.58	0.00	0.00	0.46	0.41	2.03	0.00	0.06	0.00	3.71	0.86	3.00	6,958	34.72

Comparable Recent Conversions(1)
WSBF	Waterstone Financial, Inc. of WI	2.19	4.00	1.52	2.48	0.37	2.11	0.00	0.00	0.27	0.27	6.53	0.00	5.96	0.00	4.23	1.79	2.44	2,088	21.14

Comparable Group
Averages		0.84	3.64	0.81	2.84	0.15	2.69	0.04	-0.02	0.82	0.83	2.08	0.03	-0.08	0.00	3.92	0.94	2.98	8,322	32.33
Medians		0.84	3.45	0.75	2.95	0.16	2.82	0.02	0.00	0.76	0.74	2.02	0.02	0.04	0.00	3.78	0.87	3.18	7,215	33.76

Comparable Group
AF	Astoria Financial Corp. of NY	0.39	3.26	1.16	2.09	0.17	1.93	0.00	0.00	0.39	0.39	1.75	0.00	0.06	0.00	3.47	1.31	2.16	10,472	33.33
BHLB	Berkshire Hills Bancorp of MA	0.77	4.00	0.69	3.31	0.22	3.09	0.09	-0.01	1.41	1.49	2.70	0.10	-0.37	0.00	4.48	0.80	3.67	5,386	21.30
CFFN	Capitol Federal Fin Inc. of KS	0.75	3.21	1.30	1.92	-0.01	1.93	0.02	-0.02	0.27	0.27	1.06	0.00	0.00	0.00	3.29	1.60	1.69	13,835	34.32
DCOM	Dime Community Bancshars of NY	1.01	4.54	1.21	3.33	0.01	3.32	0.00	0.00	1.17	1.18	1.56	0.00	-0.96	0.00	4.78	1.41	3.37	10,296	33.39
NYCB	New York Community Bcrp of NY	1.07	3.87	1.27	2.60	0.08	2.52	0.16	0.00	0.14	0.30	1.34	0.04	0.23	0.00	4.33	1.46	2.87	13,234	35.97
NWBI	Northwest Bancshares Inc of PA	0.79	4.02	0.80	3.22	0.32	2.90	0.05	-0.10	0.93	0.88	2.72	0.02	0.03	0.00	4.33	0.94	3.39	3,873	27.07
PBCT	Peoples United Financial of CT	0.77	3.29	0.37	2.92	0.15	2.77	0.00	0.00	1.02	1.02	2.66	0.09	0.08	0.00	3.71	0.45	3.26	6,125	31.60
PFS	Provident Fin. Serv. Inc of NJ	0.96	3.48	0.52	2.96	0.11	2.86	0.01	0.00	0.58	0.59	2.02	0.02	0.02	0.00	3.85	0.61	3.24	8,304	34.13
TRST	TrustCo Bank Corp NY of NY	0.89	3.42	0.35	3.07	0.19	2.87	0.00	-0.08	0.59	0.51	2.02	0.00	0.05	0.00	3.50	0.39	3.12	5,875	37.26
WSFS	WSFS Financial Corp. of DE	0.97	3.33	0.39	2.94	0.22	2.72	0.04	0.01	1.66	1.71	2.99	0.02	0.06	0.00	3.49	0.43	3.06	5,823	34.92

(1)	Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source:	SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

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January 31, 2014

Table 3 displays comparative operating results for Investors Bancorp and the Peer Group, based on the Company’s and the Peer Group’s earnings for the twelve months ended December 31, 2013 and September 30, 2013, respectively. Investors Bancorp and the Peer Group reported net income to average assets ratios of 0.83% and 0.84%, respectively. Higher net interest income, lower operating expenses and higher net gains continued to represent earnings advantages of the Company, which continued to be offset by earnings advantages maintained by the Peer Group with respect to a higher ratio for non-interest operating income and a lower ratio for loan loss provisions.

In terms of core earnings strength, updated expense coverage ratios posted by Investors Bancorp and the Peer Group equaled 1.77x and 1.35x, respectively. The Company’s higher expense coverage continued to be supported by both a higher net interest income ratio and a lower operating expenses ratio. The Company’s higher net interest income ratio was realized through maintenance of a higher interest income ratio, while the Company and the Peer Group maintained equal interest expense ratios.

Non-interest operating income remained a larger contributor to the Peer Group’s earnings, as such income amounted to 0.20% and 0.83% of the Company’s and the Peer Group’s average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Investors Bancorp’s core earnings strength relative to the Peer Group’s, the Company’s updated efficiency ratio of 52.48% remained slightly lower or more favorable than the Peer Group’s efficiency ratio of 56.68%.

Net gains and losses realized from the sale of assets and other non-operating items continued to have a more favorable impact on the Company’s earnings, as the Company reported net non-operating gains equal to 0.06% of average assets and the Peer Group reported a net non-operating loss equal to 0.08% of average assets. As set forth in the Original Appraisal, typically such gains and losses are discounted in valuation analyses as they tend to have a relatively high degree of volatility, and, thus, are not considered part of core operations. If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability component. However, loan sale gains are typically viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income, and are given less consideration in developing core earnings for valuation purposes. In this appraisal, for both Investors Bancorp and the Peer Group, we have considered earnings and profitability before and after such net gains and losses. Extraordinary items remained a non-factor in the Company’s and the Peer Group’s updated earnings.

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January 31, 2014

Loan loss provisions remained a more significant factor in the Company’s earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.37% and 0.15% of average assets, respectively.

The Company’s effective tax rate of 36.27% remained slightly higher than the Peer Group’s effective tax rate of 32.33%. As set forth in the prospectus, the Company’s effective marginal tax rate is equal to 37.0%.

The Company’s updated credit quality measures continued to imply similar credit risk exposure, relative to the Peer Group’s implied credit risk exposure. As shown in Table 4, the Company’s ratios for non-performing/assets and non-performing loans/loans equaled 0.95% and 1.07%, respectively, versus comparable measures of 1.04% and 1.26% for the Peer Group. The Company’s and Peer Group’s loss reserves as a percent of non-performing loans equaled 124.23% and 95.77%, respectively. Loss reserves maintained as percent of loans receivable equaled 1.33% for the Company, versus 0.97% for the Peer Group. Net loan charge-offs were a slightly less significant factor for the Company, as net loan charge-offs for the Company and the Peer Group equaled 0.14% of loans and 0.31% of loans, respectively.

3.	Stock Market Conditions

Since the date of the Original Appraisal, the performance of the broader stock market has been mixed. Stocks traded lower at the start of December 2013, as a number of favorable economic reports stoked concerns that the Federal Reserve would start to wind down its stimulus efforts in the near future. After five consecutive losses in the Dow Jones Industrial Average (“DJIA)”, the stock market rebounded on news of the strong employment report for November. The rebound was temporary, as stocks eased lower ahead of the Federal Reserve’s mid-December meeting. Stocks surged at the conclusion of the Federal Reserve’s meeting, as investors approved of the Federal Reserve’s action to begin measured paring of its $85 billion a-month bond buying program. The DJIA moved to record highs in late-December, as more favorable economic reports helped to sustain the stock market rally through the end of 2013. Overall, the DJIA was up 30% during 2013, which was its strongest performance in 18 years.

Stocks retreated at the start of 2014, as profit taking and a disappointing employment report for December weighed on the broader stock market. Mixed fourth quarter earnings reports translated into an up and down stock market in mid-January. Concerns about weakening economies in emerging market countries precipitated a global stock market selloff heading into the second half of January, as the DJIA posted five consecutive losses. News that the Federal Reserve voted again to scale back its monthly bond buying program by another $10 billion, despite recent turmoil in emerging markets and soft jobs data, added to the selloff to close out January. Overall, the DJIA was down 5.3% in January. On January 31, 2014, the DJIA closed at 15698.85 or 2.41% lower since the date of the Original Appraisal and the NASDAQ closed at 4103.88 or 1.08% higher since the date of the Original Appraisal.

The market for thrift stocks has been somewhat mixed since the date of the Original Appraisal. Thrift issues generally followed trends in the broader stock market throughout December 2013, declining in early-December on the uncertain outlook for the Federal Reserve’s stimulus efforts and then rallying higher on the stronger-than-expected job growth reflected in the November employment data. After trading in a narrow range into mid-December, the rally in thrift issues resumed following the Federal Reserve’s mid-December meeting and announcement that it will begin to taper its bond buying. Thrift stocks participated in the broader stock market rally to close out 2013, with the SNL Index for all publicly-traded thrifts posting a gain of 25% for all of 2013.

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January 31, 2014

Table 4

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of September 30, 2013 or Most Recent Date Available

Institution		REO/ Assets	NPAs & 90+Del/ Assets	NPLs/ Loans	Rsrves/ Loans	Rsrves/ NPLs	Rsrves/ NPAs & 90+Del	Net Loan Chargoffs	NLCs/ Loans
		(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)
Investors Bancorp, Inc.
December 31, 2013		0.05	0.95	1.07	1.33	124.23	117.11	18,744	0.14

All Public Companies
Averages		0.38	2.59	3.25	1.42	68.19	54.89	852	0.21
Medians		0.16	1.67	2.32	1.23	52.57	44.95	201	0.13

State of NJ
Averages		0.40	2.79	3.75	1.25	54.87	48.89	751	0.42
Medians		0.09	1.86	2.69	1.30	51.54	45.33	633	0.15

Comparable Recent Conversions(1)
WSBF	Waterstone Financial, Inc. of WI	1.84	6.70	7.36	2.57	34.96	25.36	2,731	0.25

Comparable Group
Averages		0.13	1.04	1.26	0.97	95.77	78.83	18,333	0.31
Medians		0.14	1.01	1.25	0.99	82.45	72.14	14,839	0.25

Comparable Group
AF	Astoria Financial Corp. of NY	0.22	2.41	2.80	1.14	40.71	37.02	32,565	0.26
BHLB	Berkshire Hills Bancorp of MA	0.07	0.58	0.70	0.83	117.62	104.46	10,960	0.27
CFFN	Capitol Federal Fin Inc. of KS	0.04	0.33	0.44	0.15	33.36	29.09	1,211	0.02
DCOM	Dime Community Bancshars of NY	0.00	0.28	0.24	0.56	232.41	184.50	642	0.02
NYCB	New York Community Bcrp of NY	0.16	0.43	0.43	0.48	113.63	71.79	17,706	0.06
NWBI	Northwest Bancshares Inc of PA	0.26	1.82	2.16	1.32	61.32	52.73	21,040	0.37
PBCT	Peoples United Financial of CT	0.11	0.86	1.02	0.81	79.34	69.40	43,500	0.19
PFS	Provident Fin. Serv. Inc of NJ	0.10	1.21	1.60	1.30	80.91	74.28	11,972	0.24
TRST	TrustCo Bank Corp NY of NY	0.22	1.16	1.47	1.68	114.37	92.57	8,143	0.29
WSFS	WSFS Financial Corp. of DE	0.16	1.29	1.71	1.44	83.99	72.49	35,587	1.34

(1)	Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

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January 31, 2014

Shares of thrift issues traded down at the start of 2014, as the 10-year Treasury yield approached 3.0% in early-January. Thrift stocks were also hurt by the disappointing employment report for December and then traded in a narrow range in mid-January, as investors reacted to mixed fourth quarter earnings reports coming out the banking sector at the start of the fourth quarter earnings season. Financial shares participated in the selloff experienced in the broader stock market during the second half of January. On January 31, 2014, the SNL Index for all publicly-traded thrifts closed at 685.5, a decrease of 1.65% since November 29, 2013.

Since the date of the Original Appraisal, the updated pricing measures for the Peer Group reflected more significant declines relative to the SNL Index for all publicly-traded thrifts and the updated pricing measures for all publicly-traded thrifts as the larger market cap stocks were more price sensitive to the selloff experienced in the broader stock market. Since the date of the Original Appraisal, the stock prices of all ten of the Peer Group companies were lower as of January 31, 2014. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on closing stock market prices as of November 29, 2013 and January 31, 2014.

Average Pricing Characteristics

	At Nov. 29, 2013	At Jan. 31, 2014	% Change
Peer Group(1)
Price/Earnings (x)	19.14x	17.96x	(6.17)%
Price/Core Earnings (x)	19.04	17.85	(6.25)
Price/Book (%)	131.43%	122.43%	(6.85)
Price/Tangible Book(%)	171.63	159.78	(6.90)
Price/Assets (%)	15.18	14.21	(6.39)
Avg. Mkt. Capitalization ($ Mil)	$2,049.22	$1,940.05	(5.33)

All Publicly-Traded Thrifts(1)
Price/Earnings (x)	18.97x	18.92x	(0.26)%
Price/Core Earnings (x)	21.90	21.29	(2.79)
Price/Book (%)	103.56%	101.20%	(2.28)
Price/Tangible Book(%)	112.18	109.36	(2.51)
Price/Assets (%)	13.66	13.52	(1.02)
Avg. Mkt. Capitalization ($ Mil)	$364.30	$352.88	(3.13)

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing

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January 31, 2014

ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

For purposes of comparable data in connection with the valuation of the Company, second-step conversion offerings are viewed to be the most relevant. As shown in Table 5, two second-step conversions have been completed during the past three months. Waterstone Financial’s offering was closed at the top of its offering range and Delanco Bancorp’s offering was closed slightly below the midpoint of its offering range. The average closing pro forma price/tangible book ratio of the two recent second-step conversion offerings equaled 66.3%. On average, the two second-step conversion offerings had price appreciation of 5.7% after their first week of trading. As of January 31, 2014, the two recent second-step conversion offerings showed an average price increase of 9.7% from their respective IPO prices.

Out of the two recent second-step conversion offerings, Waterstone Financial’s second-step offering was viewed to be more comparable to Investors Bancorp’s second-step offering. Waterstone Financial’s offering was over subscribed and closed on January 23, 2014, with gross proceeds raised in second-step offering totaling $253.0 million. Waterstone Financial’s closing pro forma price/tangible book ratio equaled 80.7%.

Shown in Table 6 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange. The current average P/TB ratio for the recent fully-converted offerings equaled 80.11%, based on closing stock prices as of January 31, 2014.

As set forth in the Original Appraisal, RP Financial’s analysis of stock market conditions also considered recent trading activity in Investors Bancorp’s stock. Since the date of the Original Appraisal, the trading price of the Company’s stock ranged from a low closing price of $23.52 on December 2, 2013 to a high closing price of $25.95 on January 8, 2014. As of January 31, 2014, the Company’s closing stock price was $25.37 per share which equaled a 5.4% increase from Investors Bancorp’s closing stock price of $24.07 per share as of the November 29, 2013 date of the Original Appraisal.

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January 31, 2014

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to Investors Bancorp’s pro forma value based upon our comparative analysis to the Peer Group:

Table 5

Pricing Characteristics and After-Market Trends

Conversions Completed in the Last Three Months

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to		Insider Purchases
			Financial Info.		Asset Quality						Char. Found.		% Off Incl. Fdn.+Merger Shares
							Excluding Foundation				Form	% of Public Off. Excl. Fdn.	Benefit Plans			Mgmt.& Dirs.	Initial Div. Yield
Institution	Conversion Date	Ticker	Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.	Gross Proc.	% Offer	% of Mid.	Exp./ Proc.			ESOP	Recog. Plans	Stk Option
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(1)	(%)

Standard Conversions
Edgewater Bancorp, Inc. - MI	1/17/14	EGDW-OTCBB	$200	8.15%	3.84%	33%	$6.7	100%	86%	19.5%	N.A	N.A.	8.0%	4.0%	10.0%	13.5%	0.00%
Coastway Bancorp, Inc. - RI*	1/15/14	CWAY-NASDAQ	$381	7.24%	2.16%	25%	$49.5	100%	132%	3.2%	C/S	$300K/2.5%	8.0%	4.0%	10.0%	1.8%	0.00%
Averages - Standard Conversions:			$290	7.70%	3.00%	29%	$28.1	100%	109%	11.3%	N.A.	N.A.	8.0%	4.0%	10.0%	7.6%	0.00%
Medians - Standard Conversions:			$290	7.70%	3.00%	29%	$28.1	100%	109%	11.3%	N.A.	N.A.	8.0%	4.0%	10.0%	7.6%	0.00%

Second Step Conversions
Waterstone Financial, Inc. - WI*	1/23/14	WSBF-NASDAQ	$1,598	13.32%	5.04%	43%	$253.0	74%	115%	3.4%	N.A.	N.A.	8.0%	4.0%	10.0%	0.8%	0.00%
Delanco Bancorp, Inc. - NJ*	10/18/13	DLNO-OTCQB	$130	8.73%	6.11%	18%	$4.2	56%	99%	20.7%	N.A.	N.A.	4.5%	0.0%	4.6%	5.0%	0.00%
Averages - Second Step Conversions:			$864	11.03%	5.58%	30%	$128.6	65%	107%	12.1%	N.A.	N.A.	6.3%	2.0%	7.3%	2.9%	0.00%
Medians - Second Step Conversions:			$864	11.03%	5.58%	30%	$128.6	65%	107%	12.1%	N.A.	N.A.	6.3%	2.0%	7.3%	2.9%	0.00%

Averages - All Conversions:			$577	9.36%	4.29%	30%	$78.3	82%	108%	11.7%	N.A.	N.A.	7.1%	3.0%	8.6%	5.3%	0.00%
Medians - All Conversions:			$290	8.44%	4.44%	29%	$28.1	87%	107%	11.4%	N.A.	N.A.	8.0%	4.0%	10.0%	3.4%	0.00%

Institutional Information			Pro Forma Data							Post-IPO Pricing Trends
			Pricing Ratios(2)(5)			Financial Charac.				Closing Price:
			P/TB	Core P/E	P/A	Core ROA	TE/A	Core ROE	IPO Price	First Trading Day	% Chge	After First Week(3)	% Chge	After First Month(4)	% Chge	Thru 1/31/14	% Chge
Institution	Conversion Date	Ticker
			(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)

Standard Conversions
Edgewater Bancorp, Inc. - MI	1/17/14	EGDW-OTCBB	55.0%	NM	5.5%	-1.4%	10.0%	-13.1%	$10.00	$10.00	0.0%	$10.25	2.5%	$10.30	3.0%	$10.30	3.0%
Coastway Bancorp, Inc. - RI*	1/15/14	CWAY-NASDAQ	72.1%	114.2x	11.7%	0.1%	16.3%	0.6%	$10.00	$10.92	9.2%	$10.75	7.5%	$10.40	4.0%	$10.40	4.0%
Averages - Standard Conversions:			63.6%	114.2x	8.6%	-0.6%	13.1%	-6.2%	$10.00	$10.46	4.6%	$10.50	5.0%	$10.35	3.5%	$10.35	3.5%
Medians - Standard Conversions:			63.6%	114.2x	8.6%	-0.6%	13.1%	-6.2%	$10.00	$10.46	4.6%	$10.50	5.0%	$10.35	3.5%	$10.35	3.5%

Second Step Conversions
Waterstone Financial, Inc. - WI*	1/23/14	WSBF-NASDAQ	80.7%	23.05	19.0%	0.8%	23.5%	3.5%	$10.00	$10.66	6.6%	$10.58	5.8%	$10.56	5.6%	$10.56	5.6%
Delanco Bancorp, Inc. - NJ*	10/18/13	DLNO-OTCQB	51.8%	NM	5.7%	-0.2%	11.0%	-1.6%	$8.00	$8.35	4.4%	$8.44	5.5%	$9.10	13.8%	$9.10	13.8%
Averages - Second Step Conversions:			66.3%	23.1x	12.3%	0.3%	17.2%	1.0%	$9.00	$9.51	5.5%	$9.51	5.7%	$9.83	9.7%	$9.83	9.7%
Medians - Second Step Conversions:			66.3%	23.1x	12.3%	0.3%	17.2%	1.0%	$9.00	$9.51	5.5%	$9.51	5.7%	$9.83	9.7%	$9.83	9.7%

Averages - All Conversions:			64.9%	68.6x	10.5%	-0.2%	15.2%	-2.6%	$9.50	$9.98	5.0%	$10.01	5.3%	$10.09	6.6%	$10.09	6.6%
Medians - All Conversions:			63.6%	68.6x	8.7%	0.0%	13.6%	-0.5%	$10.00	$10.33	5.5%	$10.42	5.7%	$10.35	4.8%	$10.35	4.8%

Note:	* - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1)    As a percent of MHC offering for MHC transactions.

(2)    Does not take into account the adoption of SOP 93-6.

(3)    Latest price if offering is less than one week old.

(4)    Latest price if offering is more than one  week but less than one month old.

(5)    Mutual holding company pro forma data on full conversion basis.

(6)    Simultaneously completed acquisition of another financial institution.

(7)    Simultaneously converted to a commercial bank charter.

(8)    Former credit union.

January 31, 2014

Boards of Directors

January 31, 2014

Table 6

Market Pricing Comparatives

Prices As of January 31, 2014

		Market		Per Share Data
		Capitalization		Core 12 Month EPS(2)	Book Value/ Share						Dividends(4)			Financial Characteristics(6)
Financial Institution		Price/ Share(1)	Market Value			Pricing Ratios(3)					Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tang Eq/ Assets	NPAs/ Assets	Reported		Core
						P/E	P/B	P/A	P/TB	P/Core								ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

All Public Companies		16.24	336.41	0.35	14.66	19.73	107.85	14.30	116.66	21.39	0.23	1.50	24.97	2,530	13.29	12.64	2.59	0.49	3.78	0.24	1.68
Converted Last 3 Months (no MHC)		10.48	207.37	0.26	13.14	12.00	80.04	16.13	80.11	24.56	0.00	0.00	0.00	1,117	19.92	19.91	3.60	0.85	3.63	0.46	2.07
State of NJ		13.76	390.59	0.26	11.12	20.69	133.11	17.33	146.15	21.56	0.25	1.61	29.87	3,075	13.42	12.52	2.79	0.35	2.38	0.31	2.07

Converted Last 3 Months (no MHC)
CWAY	Coastway Bancorp, Inc. of RI	10.40	51.47	0.09	13.87	NM	74.98	12.21	74.98	NM	0.00	0.00	0.00	422	16.28	16.28	2.16	0.03	0.21	0.10	0.63
WSBF	Waterstone Financial Inc of WI	10.56	363.26	0.43	12.41	12.00	85.09	20.05	85.23	24.56	0.00	0.00	0.00	1,812	23.56	23.54	5.04	1.66	7.05	0.82	3.50

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:	SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

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January 31, 2014

Key Valuation Parameters:	Previous Valuation Adjustment

Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjusment
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

In terms of balance sheet strength, on a pro forma basis the Company’s updated financial condition continued to warrant a slight upward adjustment, based on upward adjustments for the Company’s more favorable asset/liability composition and stronger pro forma capital position. No adjustment remained appropriate for earnings, as the Company’s and the Peer Group’s reported and core earnings on a return on average assets basis continued to be similar. Likewise, the slight upward adjustments applied for the Company’s earnings interest rate risk and earnings growth potential continued to offset by the downward adjustment applied for the Company’s lower pro forma return on equity. A slight upward adjustment remained appropriate for the Company’s asset growth, based on the Company’s stronger historical growth and greater pro forma leverage capacity.

The general market for thrift stocks was down slightly since the date of the Original Appraisal, as indicated by the decreases exhibited in the SNL Index for all publicly-traded thrifts and the updated pricing measures for all publicly-traded thrifts. Comparatively, the updated pricing measures for the Peer Group reflected more significant declines relative to all publicly-traded thrifts. Two second-step conversion offerings have been completed during the past three months and have traded above the IPO prices in initial trading activity. Of the two recent second-step conversion offerings, Waterstone Financial’s second-step conversion offering completed on January 23, 2014 was a comparatively larger offering and, therefore, was viewed to be more relevant to Investor Bancorp’s second-step offering. Waterstone Financial’s offering was over subscribed and it was closed at the top of its offering range, with gross proceeds of $253.0 million. As of January 31, 2014, Waterstone Financial’s closing stock price was up 5.6% from its IPO price. Investors Bancorp’s stock price was up 5.4% since the date of the Original Appraisal and the $25.37 closing price on January 31, 2014 approximated the maximum of the offering range as set forth in the Original Appraisal.

Overall, taking into account the foregoing factors, RP Financial concluded that as of January 31, 2014, the aggregate pro forma market value of Investors Bancorp’s conversion stock equaled $3.248 billion at the midpoint equal to a 5.3% increase from the Original Appraisal midpoint value. The increase in value takes into consideration the increase in the

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Company’s equity and earnings from September 30, 2013 to December 31, 2013, the increase in the Company’s stock price since the Original Appraisal date and the strong subscription results of Waterstone Financial’s second-step offering. The updated value also took into considerations pricing trends for all publicly-traded thrift stocks and the Peer Group since the date of the Original Appraisal. Based on the sale of a 61.77% ownership interest to the public, the midpoint of the public offering increased to $2.000 billion. The MHC’s 61.77% ownership interest is consistent with the pro forma assumptions set forth in the prospectus and the Original Appraisal, which is based on the Company’s shares outstanding as of September 30, 2013 and takes into account the pro forma impact of the shares issued for the acquisitions of Roma Financial and Gateway Community as well as the dilution resulting from the estimated pro forma net assets held by the MHC. The MHC’s ownership interest as of December 31, 2013 equaled 61.35%, which does not reflect the shares issued for the acquisition of Gateway Community.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Investors Bancorp’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the Original Appraisal were updated with Investors Bancorp’s financial data as of December 31, 2013. Consistent with the Original Appraisal, the Company’s pre-conversion earnings were adjusted to reflect the pro forma earnings impact of the Roma Financial and Gateway Community acquisitions. The earnings adjustments for the Roma Financial and Gateway Community acquisitions did not change from the Original Appraisal. Since the Company’s December 31, 2013 balance sheet reflects the acquisition of Roma Financial, the Company’s pre-conversion book value and assets were adjusted to reflect only the pro forma impact of the Gateway Community acquisition based on Gateway Community’s balance sheet as of December 31, 2013 and the pro forma merger adjustments as set forth in the Original Appraisal.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a “technical” analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

RP Financial also considered the trading price of Investor’s Bancorp’s stock, which had a closing price of $25.37 as of January 31, 2014, an increase of 5.3% from its closing price as of November 29, 2014. The $25.37 closing trading price implied a pro forma market capitalization for Investors Bancorp of approximately $3.529 billion, which is between the midpoint and maximum of the updated valuation range.

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The Company has adopted “Employers’ Accounting for Employee Stock Ownership Plans” (“ASC 718-40”), which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of ASC 718-40 in the valuation.

1. P/E Approach. The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company’s reported earnings, including the pro forma earnings impact of the acquisitions of Roma Financial and Gateway Community as set forth in the Original Appraisal, equaled $115.452 million for the twelve months ended December 31, 2013. In deriving Investors Bancorp’s core earnings, the adjustments made to reported earnings were to eliminate net gains on securities transactions equal to $750,000, net gains on loan transactions equal to $9.854 million, net impairment losses on investments equal to $977,000 and net gains on the sale of OREO equal to $1.167 million. As shown below, assuming an effective marginal tax rate of 37.0% for the earnings adjustments, the Company’s core earnings were estimated to equal $108.581 million for the twelve months ended December 31, 2013. (Note: see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount
($000)

Net income(1)	$115,452
Deduct: Net gain on securities transactions(1)(2)	(473)
Deduct: Net gain on loan transactions(1)(2)	(6,208)
Add back: Net impairment loss on investments(1)(2)	616
Deduct; Net gains on sale of OREO(1)(2)	(806)

Core earnings estimate	$108,581

(1)	Reflect pro form earnings impact of Roma Financial and Gateway Community acquisitions.
(2)	Adjustments were tax effected at 37.0%

Based on Investors Bancorp’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s reported and core P/E multiples at the $3.248 billion midpoint value equaled 29.39 times and 31.34 times, respectively. The Company’s updated reported and core P/E multiples provided for premiums of 63.64% and 75.57% relative to the Peer Group’s average reported and core P/E multiples of 17.96 times and 17.85 times, respectively (versus premiums of 54.02% and 69.64% relative to the Peer Group’s average reported and core P/E multiples as indicated in the Original Appraisal). The Company’s updated reported and core P/E multiples indicated premiums of 84.26% and 83.70% relative to the Peer Group’s median reported and core P/E multiples, which equaled 15.95 times and 17.06 times, respectively (versus premiums of 65.43% and 75.73% relative to the Peer Group’s median reported and core P/E multiples as indicated in the Original Appraisal). The Company’s pro forma P/E ratios based on reported earnings at the minimum and the super maximum equaled 24.84 times and 39.40 times, respectively, and based on core earnings at the minimum and the super maximum equaled 26.47 times and 42.05 times, respectively. The Company’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.

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January 31, 2014

Table 7

Public Market Pricing

Investors Bancorp and the Comparables

As of January 31, 2014

		Market		Per Share Data
		Capitalization		Core	Book						Dividends(4)
		Price/	Market	12 Month	Value/	Pricing Ratios(3)					Amount/		Payout
		Share(1)	Value	EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(5)
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Investors Bancorp, Inc.
Super Maximum		10.00	4,292.33	0.24	8.74	39.40	114.42	23.45	117.51	42.05	0.00	0.00	0.00
Maximum		10.00	3,733.76	0.28	9.21	34.01	108.58	20.75	111.73	36.28	0.00	0.00	0.00
Midpoint		10.00	3,248.05	0.32	9.75	29.39	102.56	18.33	105.82	31.34	0.00	0.00	0.00
Minimum		10.00	2,762.35	0.38	10.48	24.84	95.42	15.83	98.72	26.47	0.00	0.00	0.00

All Non-MHC Public Companies(7)
Averages		16.65	352.88	0.36	15.53	18.92	101.20	13.52	109.36	21.29	0.24	1.52	25.74
Medians		14.51	94.90	0.41	14.30	18.30	94.84	12.75	101.04	20.55	0.20	1.37	8.70

All Non-MHC State of NJ(7)
Averages		14.24	436.16	0.48	13.63	18.15	106.19	15.46	117.91	19.11	0.36	2.38	45.69
Medians		13.81	308.79	0.74	12.37	17.69	100.49	13.51	105.17	17.76	0.24	2.36	48.00

State of NJ
CBNJ	Cape Bancorp, Inc. of NJ	10.17	123.79	0.38	11.55	22.60	88.05	11.52	105.17	26.76	0.24	2.36	53.33
COBK	Colonial Financial Serv. of NJ	12.47	48.05	-1.07	15.65	NM	79.68	8.03	79.68	NM	0.00	0.00	NM
HCBK	Hudson City Bancorp, Inc of NJ(7)	9.04	4,776.91	0.33	8.87	25.83	101.92	12.19	105.36	27.39	0.16	1.77	45.71
NFBK	Northfield Bancorp, Inc. of NJ	12.43	720.02	0.28	12.37	NM	100.49	26.40	102.98	NM	0.24	1.93	NM
OSHC	Ocean Shore Holding Co. of NJ	13.81	95.33	0.74	15.37	18.92	89.85	9.14	94.52	18.66	0.24	1.74	32.88
OCFC	OceanFirst Fin. Corp of NJ	17.76	308.79	1.00	12.29	16.75	144.51	13.51	144.51	17.76	0.48	2.70	45.28
ORIT	Oritani Financial Corp of NJ	15.74	719.38	0.91	11.52	17.69	136.63	25.48	136.63	17.30	0.70	4.45	NM
PFS	Provident Fin. Serv. Inc of NJ	17.32	1,037.78	1.15	16.63	14.80	104.15	14.14	161.87	15.06	0.60	3.46	51.28

Comparable Group Averages
Averages		20.61	1,940.05	1.30	16.55	17.96	122.43	14.21	159.78	17.85	0.53	3.27	44.67
Medians		15.20	1,173.23	0.82	13.18	15.95	112.21	14.26	162.64	17.06	0.54	3.45	51.28

Comparable Group
AF	Astoria Financial Corp. of NY	13.24	1,308.67	0.53	13.44	22.44	98.51	8.17	114.53	24.98	0.16	1.21	27.12
BHLB	Berkshire Hills Bancorp of MA	24.46	612.38	2.10	26.89	15.29	90.96	11.24	152.59	11.65	0.72	2.94	45.00
CFFN	Capitol Federal Fin Inc. of KS	11.97	1,763.34	0.47	11.08	25.47	108.03	19.19	108.03	25.47	0.30	2.51	63.83
DCOM	Dime Community Bancshars of NY	16.34	599.89	1.77	11.51	14.99	141.96	14.94	163.40	9.23	0.56	3.43	51.38
NYCB	New York Community Bcrp of NY	16.19	7,136.70	0.93	12.92	14.99	125.31	15.59	220.27	17.41	1.00	6.18	NM
NWBI	Northwest Bancshares Inc of PA	14.06	1,325.07	0.65	12.08	20.99	116.39	16.76	137.84	21.63	0.52	3.70	NM
PBCT	Peoples United Financial of CT	14.21	4,361.19	0.71	15.11	18.70	94.04	13.84	174.14	20.01	0.65	4.57	NM
PFS	Provident Fin. Serv. Inc of NJ	17.32	1,037.78	1.15	16.63	14.80	104.15	14.14	161.87	15.06	0.60	3.46	51.28
TRST	TrustCo Bank Corp NY of NY	6.53	616.84	0.40	3.75	15.93	174.13	13.83	174.13	16.33	0.26	3.98	63.41
WSFS	WSFS Financial Corp. of DE	71.80	638.66	4.30	42.04	15.96	170.79	14.38	190.96	16.70	0.48	0.67	10.67

		Financial Characteristics(6)									2nd Step
		Total	Equity/	Tang Eq/	NPAs/	Reported		Core		Exchange	Offering
		Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE	Ratio	Amount
		($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)		($Mil)
Investors Bancorp, Inc.
Super Maximum		18,303	20.49	20.07	0.81	0.60	2.91	0.56	2.72	3.0682	2,645.000
Maximum		17,991	19.11	18.68	0.83	0.61	3.19	0.57	2.99	2.6680	2,300.000
Midpoint		17,720	17.87	17.42	0.84	0.62	3.49	0.58	3.27	2.3200	2,000.000
Minimum		17,448	16.59	16.13	0.85	0.64	3.84	0.60	3.60	1.9720	1,700.000

All Non-MHC Public Companies(7)
Averages		2,501	13.21	12.60	2.59	0.51	3.92	0.23	1.54
Medians		802	12.35	11.52	1.74	0.60	4.21	0.43	3.13

All Non-MHC State of NJ(7)
Averages		2,556	14.45	13.42	2.26	0.62	4.24	0.58	3.92
Medians		2,286	13.08	10.08	2.01	0.64	4.79	0.60	4.85

State of NJ
CBNJ	Cape Bancorp, Inc. of NJ	1,074	13.08	11.19	2.01	0.52	3.70	0.44	3.13
COBK	Colonial Financial Serv. of NJ	598	10.08	10.08	5.37	-0.54	-5.16	-0.66	-6.27
HCBK	Hudson City Bancorp, Inc of NJ(7)	39,188	11.96	11.61	2.93	0.46	3.94	0.43	3.72
NFBK	Northfield Bancorp, Inc. of NJ	2,727	26.27	25.80	1.71	0.64	2.90	0.60	2.71
OSHC	Ocean Shore Holding Co. of NJ	1,044	10.17	9.71	0.80	0.48	4.79	0.49	4.85
OCFC	OceanFirst Fin. Corp of NJ	2,286	9.35	9.35	2.95	0.80	8.46	0.76	7.98
ORIT	Oritani Financial Corp of NJ	2,824	18.65	18.65	0.98	1.45	7.88	1.48	8.06
PFS	Provident Fin. Serv. Inc of NJ	7,341	13.57	9.18	2.03	0.96	7.09	0.95	6.97

Comparable Group Averages
Averages		13,610	12.12	9.60	1.45	0.83	7.09	0.88	7.61
Medians		7,625	12.40	8.28	1.31	0.84	6.60	0.87	7.10

Comparable Group
AF	Astoria Financial Corp. of NY	16,022	9.10	8.04	2.98	0.36	4.21	0.32	3.78
BHLB	Berkshire Hills Bancorp of MA	5,450	12.35	7.75	0.96	0.77	6.11	1.02	8.02
CFFN	Capitol Federal Fin Inc. of KS	9,186	17.77	17.77	0.44	0.75	4.13	0.75	4.13
DCOM	Dime Community Bancshars of NY	4,015	10.52	9.27	1.10	1.01	9.95	1.64	16.15
NYCB	New York Community Bcrp of NY	45,765	12.44	7.48	0.46	1.07	8.40	0.92	7.23
NWBI	Northwest Bancshares Inc of PA	7,908	14.40	12.43	2.35	0.79	5.52	0.77	5.36
PBCT	Peoples United Financial of CT	31,510	14.72	8.52	1.57	0.77	4.79	0.72	4.47
PFS	Provident Fin. Serv. Inc of NJ	7,341	13.57	9.18	2.03	0.96	7.09	0.95	6.97
TRST	TrustCo Bank Corp NY of NY	4,460	7.94	7.94	1.33	0.88	10.88	0.86	10.61
WSFS	WSFS Financial Corp. of DE	4,443	8.42	7.60	1.29	0.92	9.85	0.88	9.41

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:	SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

Boards of Directors

January 31, 2014

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. The Company’s pro forma book value was adjusted for the impact of the Gateway Community acquisition, which was not reflected in the Company’s financial data as of December 31, 2013. The pro forma impact of the Gateway Community acquisition increased reported and tangible book value by $22.3 million. Based on the $3.248 billion midpoint value, the Company’s P/B and P/TB ratios equaled 102.56% and 105.82%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 122.43% and 159.78%, respectively, Investors Bancorp’s updated ratios reflected a discount of 16.23% on a P/B basis and a discount of 33.77% on a P/TB basis (versus discounts of 23.07% and 38.99% from the Peer Group’s average P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the median P/B and P/TB ratios indicated for the Peer Group of 112.21% and 162.64%, respectively, Investors Bancorp’s updated ratios reflected discounts of 8.60% and 34.94% at the $3.248 billion midpoint value (versus discounts of 16.09% and 40.60% from the Peer Group’s median P/B and P/TB ratios as indicated in the Original Appraisal). At the super maximum of the range, the Company’s P/B and P/TB ratios equaled 114.42% and 117.51%, respectively. In comparison to the Peer Group’s average P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the super maximum of the range reflected discounts of 6.54% and 26.46%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the super maximum of the range reflected a premium of 1.97% and a discount of 27.75%, respectively.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, the two recently completed second-step offerings had an average forma price/tangible book ratio at closing of 66.30% (see Table 5). In comparison, the Company’s pro forma price/tangible book ratio at the midpoint value reflects an implied premium of 59.61%.

As previously noted, out of the two recent second-step conversion offerings, Waterstone Financial’s second-step offering was viewed to be more comparable to Investors Bancorp’s second-step offering. Waterstone Financial’s pro forma price/tangible book ratio at closing equaled 80.70%. In comparison, the Company’s pro forma price/tangible book ratio at the midpoint value reflects an implied premium of 31.13%. Waterstone Financial’s current P/TB

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January 31, 2014

ratio, based on closing stock prices as of January 31, 2014, equaled 85.23%. In comparison to Waterstone Financial’s current P/TB ratio, the Company’s P/TB ratio at the midpoint value reflects an implied premium of 24.16%. Comparative pre-conversion financial data for Waterstone Financial has been included in the Chapter III tables and show that, in comparison to Investors Bancorp, Waterstone Financial maintained a higher tangible equity-to-assets ratio (12.8% versus 7.9% for Investors Bancorp), a higher return on average assets (2.19% versus 0.83% for Investors Bancorp) and a higher ratio of non-performing assets as a percent of assets (6.70% versus 0.95% for Investors Bancorp).

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis. At the $3.248 billion midpoint value Investors Bancorp’s pro forma P/A ratio equaled 18.33%. In comparison to the Peer Group’s average P/A ratio of 14.21%, Investors Bancorp’s P/A ratio indicated a premium of 28.99% (versus a premium of 16.27% at the midpoint valuation in the Original Appraisal). In comparison to the Peer Group’s median P/A ratio of 14.26%, Investors Bancorp’s P/A ratio at the $3.248 billion midpoint value indicated a premium of 28.54% (versus a premium of 13.00% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of January 31, 2014, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering — including (1) newly-issued shares representing the MHC’s current ownership interest in the Company; (2) exchange shares issued to existing public shareholders of the Company; and (3) shares issued to the Foundation — was $3,248,053,610 at the midpoint, equal to 324,805,361 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows:

	Total Shares	Offering Shares	Exchange Shares Issued to Public Shareholders	Foundation Shares	Exchange Ratio

Shares
Maximum, as Adjusted	429,232,589	264,500,000	163,732,589	1,000,000	3.0682
Maximum	373,376,165	230,000,000	142,376,165	1,000,000	2.6680
Midpoint	324,805,361	200,000,000	123,805,361	1,000,000	2.3200
Minimum	276,234,557	170,000,000	105,234,557	1,000,000	1.9720

Distribution of Shares
Maximum, as Adjusted	100.00%	61.62%	38.15%	0.23%
Maximum	100.00%	61.60%	38.13%	0.27%
Midpoint	100.00%	61.58%	38.12%	0.31%
Minimum	100.00%	61.54%	38.10%	0.36%

Aggregate Market Value at $10 per share
Maximum, as Adjusted	$4,292,325,890	$2,645,000,000	$1,637,325,890	$10,000,000
Maximum	$3,733,761,650	$2,300,000,000	$1,423,761,650	$10,000,000
Midpoint	$3,248,053,610	$2,000,000,000	$1,238,053,610	$10,000,000
Minimum	$2,762,345,570	$1,700,000,000	$1,052,345,570	$10,000,000

Boards of Directors

January 31, 2014

Establishment of the Exchange Ratio

Conversion regulations provide that in a conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Investors Bancorp has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription and firm commitment underwritten offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 2.3200 shares for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.9720 at the minimum, 2.6680 at the maximum and 3.0682 at the super maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and
Managing Director

Gregory E. Dunn
Director